Exhibit 12.01: Ratio of earning (loss) to fixed charges

		Nine Months Ending December 31, 1999		Year Ending
				December 31, 2000		December 31, 2001		December 31, 2002	December 31, 2003
Earnings:
Income (loss) from continuing operations before taxes		11,182		(6,801)		(13,402)		(7,243)	(5,894)
(Income) loss from equity investees		—		—		—		—	—
Fixed Charges		27,268		43,569		39,543		34,525	34,852

		38,450		36,768		26,141		27,282	28,958
Fixed charges:
Interest expensed		23,150		38,001		34,895		29,303	29,479
Interest capitalized		—		—		—		—	—
Amortized premiums, discounts, capital expenses related to indebtedness		1,438		1,971		1,781		2,290	2,532
Estimated interest within rental expense		2,680		3,597		2,867		2,932	2,841

Total fixed charges		27,268		43,569		39,543		34,525	34,852
Ratio of earnings to fixed charges	x	1.41	x	0.84	x	0.66	x	0.79	0.83